Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma financial information”) is based on the historical consolidated financial statements of Anheuser-Busch InBev SA/NV (“AB InBev”) and the historical consolidated financial statements of SABMiller Limited (formerly SABMiller plc) (“SABMiller”), and has been prepared to reflect the business combination between SABMiller and AB InBev, which completed on 10 October 2016 (the “Transaction”), including the financing structure established to fund the Transaction, as well as the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined former AB InBev and SABMiller groups (the “Combined Group”) that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the Combined Group for any future date or period.

The unaudited pro forma financial information should be read in conjunction with:

•	AB InBev’s audited consolidated financial statements and related notes contained in AB InBev’s Annual Report on Form 20-F as of and for the fiscal year ended 31 December 2015; and AB InBev’s unaudited condensed consolidated financial statements and related notes contained in AB InBev’s unaudited report on form 6-K as of and for the six months ended 30 June 2016; and

•	SABMiller’s audited consolidated financial statements and related notes as of and for the fiscal year ended 31 March 2016; and SABMiller’s unaudited condensed consolidated financial statements and related notes as of and for the six months ended 30 September 2015, attached as Exhibit 99.2 to AB InBev’s report on Form 6-K filed with the SEC on 21 December 2015.

AB InBev’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with International Financial Reporting Standards as adopted by the European Union. SABMiller’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev, and were based on limited information available related to the above mentioned periods. The unaudited pro forma financial information also includes adjustments to reflect the Transaction-related Divestitures and the financing structure to fund the Transaction. These adjustments reflect AB InBev’s best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained.

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The completion of the purchase price allocation may result in further adjustments and accordingly actual fair values may vary from these preliminary estimates.

Certain pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of publication. Further, these adjustments could materially change as the allocation of the purchase price for SABMiller have not been finalized. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the unaudited pro forma financial information.

On 10 October 2016, AB InBev announced the successful completion of the Transaction.

As a result of the merger by absorption under Belgian law of the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) into Newbelco SA/NV (“Newbelco”), Newbelco became the holding company for the Combined Group. All assets and liabilities of the former AB InBev were transferred to Newbelco, and Newbelco automatically was substituted for the former AB InBev in all its rights and obligations by operation of Belgian law.

Newbelco has been renamed Anheuser-Busch InBev SA/NV, and the former AB InBev has been dissolved by operation of Belgian law.

The shares in the former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The new ordinary shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, American Depositary Shares trading on the New York Stock Exchange, each of which used to represent one ordinary share of the former AB InBev, now each represent one new ordinary share, effective as of the opening of business in New York on 11 October 2016.

The share capital of AB InBev now amounts to EUR 1,238,608,344.12. It is represented by 2,019,241,973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325,999,817 restricted shares (the “Restricted Shares”).

AB InBev has announced: its completion of the divestiture of SABMiller’s interests in the MillerCoors LLC (“MillerCoors”) joint venture and certain of SABMiller’s portfolio of Miller brands outside of the U.S. to Molson Coors Brewing Company (“Molson Coors”) (the “MillerCoors Divestiture”); its completion of the divestiture of SABMiller’s European premium brands to Asahi Group Holdings, Ltd (“Asahi”); its completion of the divestiture of SABMiller’s interest in in China Resources Snow Breweries Ltd. (“CR Snow”) to China Resources Beer (Holdings) Co. Ltd; its commitment to divest SABMiller’s assets in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland); and its commitment to divest SABMiller’s share of Distell Group Limited in South Africa (together, the “Transaction-related Divestitures”).

In addition, AB InBev has announced its agreement to transfer SABMiller’s Panamanian business to its Brazilian-listed subsidiary Ambev S.A. (“Ambev”) in exchange for Ambev’s businesses in Colombia, Peru and Ecuador, to allow Ambev to initiate operations in Panama through the established SABMiller business and further expand its businesses in Central America; however, no effect has been given to such asset exchange within the unaudited pro forma financial information as all businesses will remain within the Combined Group.

In July 2016, SABMiller, The Coca-Cola Company and Gutsche Family Investments completed a transaction combining the bottling operations of their non-alcoholic ready-to-drink beverages businesses in Southern and East Africa. SABMiller obtained a majority ownership in the new bottler called Coca-Cola Beverages Africa (“CCBA”). Following completion of the Transaction, AB InBev was notified by The Coca-Cola Company of its intention to exercise its right to acquire AB InBev’s stake in CCBA. AB InBev will negotiate the terms of the transaction with The Coca-Cola Company according to the contractual arrangements. As the above transaction was not reflected in the historical periods presented in the unaudited pro forma financial information and it was not directly related to the Transaction, no effect for the CCBA transaction has been given within the unaudited pro forma financial information.

Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related Divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information.

AB InBev

Unaudited Pro Forma Condensed Combined Income Statement for the year ended 31 December 2015

			Pro forma adjustments (US$m)
	Historical AB InBev for the fiscal year ended 31 December 2015	Adjusted SABMiller for the fiscal year ended 31 March 2016 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	43,604	14,895	-	-	(3,043)	55,456
Cost of sales	(17,137)	(5,588)	(106)	-	1,306	(21,525)

Gross profit	26,467	9,307	(106)	-	(1,737)	33,931
Distribution expenses	(4,259)	(1,421)	(6)	-	236	(5,450)
Sales and marketing expenses	(6,913)	(2,211)	265	-	659	(8,200)
Administrative expenses	(2,560)	(1,798)	(8)	-	240	(4,126)
Other operating income/(expenses)	1,032	133	-	-	(68)	1,097

Restructuring	(171)	(17)	-	-	7	(181)
Business and asset disposal	524	-	-	-	-	524
Acquisition costs business combinations	(55)	(160)	194	-	-	(21)
Impairment of assets	(82)	(379)	-	-	-	(461)
Judicial settlement	(80)	-	-	-	-	(80)

Profit from operations	13,904	3,454	339	-	(663)	17,033
Finance cost	(3,142)	(763)	725	(2,052)	-	(5,232)
Finance income	1,689	257	-	-	-	1,946

Net finance cost	(1,453)	(506)	725	(2,052)	-	(3,286)
Share of result of associates and joint ventures	10	1,126	66	-	(952)	250

Profit before tax	12,461	4,074	1,130	(2,052)	(1,615)	13,997
Income tax expense	(2,594)	(1,152)	(51)	-	304	(3,493)

Profit	9,867	2,922	1,079	(2,052)	(1,311)	10,504

Attributable to:
Equity holders of AB InBev (“parent”)	8,273	2,699	1,072	(2,052)	(1,311)	8,680
Non-controlling interest	1,594	223	7	-	-	1,824
Earnings per share
Basic	5.05					4.42	(5)
Diluted	4.96					4.35	(5)
Basic weighted average number of ordinary shares	1,638		326			1,964	(5)
Diluted weighted average number of ordinary shares	1,668		326			1,994	(5)

AB InBev

Unaudited Pro Forma Condensed Combined Income Statement for the six months ended 30 June 2016

			Pro forma adjustments (US$m)
	Historical AB InBev for the six months ended 30 June 2016	Adjusted SABMiller for the six months ended 31 March 2016 (2)	Acquisition adjustments (4)	Financing adjustments (3)	Divestitures adjustments (6)	Total pro forma combined
	US$m	US$m				US$m
Revenue	20,206	7,410	-	-	(1,332)	26,284
Cost of sales	(8,002)	(2,760)	(60)	-	591	(10,231)

Gross profit	12,204	4,650	(60)	-	(741)	16,053
Distribution expenses	(1,964)	(718)	(4)	-	106	(2,580)
Sales and marketing expenses	(3,568)	(1,013)	127	-	288	(4,166)
Administrative expenses	(1,179)	(830)	(5)	-	116	(1,898)
Other operating income/(expenses)	422	108	(1)	-	(55)	474

Restructuring (including impairment losses)	(62)	(32)	-	-	6	(88)
Business and asset disposal (including impairment losses)	2	-	-	-	-	2
Acquisition costs business combinations	(79)	(160)	239	-	-	-
Impairment of assets	-	(379)	-	-	-	(379)

Profit from operations	5,775	1,626	296	-	(280)	7,418
Finance cost	(4,918)	(392)	2,607	(184)	-	(2,887)
Finance income	805	124	(268)	-	-	661

Net finance cost	(4,113)	(268)	2,339	(184)	-	(2,226)
Share of result of associates and joint ventures	3	389	34	-	(325)	101

Profit before tax	1,664	1,747	2,669	(184)	(605)	5,293
Income tax expense	(835)	(582)	(20)	-	125	(1,312)

Profit	829	1,165	2,649	(184)	(480)	3,981

Attributable to:
Equity holders of AB InBev (“parent”)	285	1,059	2,646	(184)	(480)	3,328
Non-controlling interest	544	106	3	-	-	653
Earnings per share
Basic	0.17					1.69	(5)
Diluted	0.17					1.66	(5)
Basic weighted average number of ordinary shares	1,641		326			1,967	(5)
Diluted weighted average number of ordinary shares	1,673		326			1,999	(5)

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet as of 30 June 2016

			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2016	Adjusted SABMiller as of 31 March 2016 (2)	Reclassifications to assets held for sale (4)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m					US$m
Assets
Non-current assets
Property, plant and equipment	19,309	7,750	(1,777)	907	-	-	26,189
Goodwill	65,210	14,268	-	68,783	-	-	148,261
Intangible assets	29,634	6,526	(634)	11,424	-	-	46,950
Investments in associates	286	4,114	(1,665)	2,251	-	-	4,986
Investments in joint ventures	-	5,512	(5,512)	-	-	-	-
Investment securities	49	19	(1)	-	-	-	67
Deferred tax assets	1,201	209	-	-	-	-	1,410
Employee benefits	5	-	-	-	-	-	5
Derivatives	213	565	-	-	-	-	778
Trade and other receivables	789	121	(61)	-	-	-	849

	116,696	39,084	(9,650)	83,365	-	-	229,495
Current assets
Investment securities	55,982	-	-	-	(54,506)	-	1,476
Inventories	3,282	993	(202)	-	-	-	4,073
Income tax receivable	994	59	(1)	-	-	-	1,052
Derivatives	1,544	281	-	-	-	-	1,825
Trade and other receivables	6,534	1,742	(486)	-	-	-	7,790
Cash and cash equivalents	6,050	1,430	-	(67,157)	67,915	6,441	14,679
Assets held for sale	47	-	9,491	8,830	-	(16,441)	1,927

	74,433	4,505	8,802	(58,327)	13,409	(10,000)	32,822

Total assets	191,129	43,589	(848)	25,038	13,409	(10,000)	262,317

AB InBev

Unaudited Pro Forma Condensed Combined Balance Sheet as of 30 June 2016

			Pro forma adjustments (US$m)
	Historical AB InBev as of 30 June 2016	Adjusted SABMiller as of 31 March 2016 (2)	Reclassifications to assets held for sale (4)	Acquisition adjustments (4)	Financing adjustments (3)	Divestiture adjustments (6)	Total pro forma combined
	US$m	US$m					US$m
Equity
Issued capital	1,736	168	-	(168)	-	-	1,736
Share premium	17,620	6,849	-	(6,849)	-	-	17,620
Reserves	(18,053)	(3,130)	-	39,902	5,924	-	24,643
Retained earnings	32,587	19,005	-	(19,805)	(1,403)	-	30,384

Equity attributable to equity holders of AB InBev	33,890	22,892	-	13,080	4,521	-	74,383
Non-controlling interest	3,847	1,196	-	3,820	-	-	8,863

	37,737	24,088	-	16,900	4,521	-	83,246

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	101,045	8,814	-	322	7,865	-	118,046
Employee benefits	2,678	179	(20)	-	-	-	2,837
Deferred tax liabilities	11,890	2,250	-	7,826	-	(4,915)	17,051
Derivatives	338	26	-	-	-	-	364
Trade and other payables	1,389	28	-	-	-	-	1,417
Provisions	705	95	(4)	-	-	-	796

	118,045	11,392	(24)	8,148	7,865	(4,915)	140,511
Current liabilities
Bank overdrafts	55	159	-	-	-	-	214
Interest-bearing loans and borrowings	7,586	2,767	-	(10)	10,000	(10,000)	10,343
Income tax payable	430	830	(11)	-	-	4,915	6,164
Derivatives	9,547	213	(2)	-	(8,977)	-	781
Trade and other payables	17,601	3,870	(794)	-	-	-	20,677
Provisions	128	270	(17)	-	-	-	381

	35,347	8,109	(824)	(10)	1,023	(5,085)	38,560

Total equity and liabilities	191,129	43,589	(848)	25,038	13,409	(10,000)	262,317

Note 1. Basis of preparation

The unaudited pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and has been prepared to reflect the Transaction, including the financing structure established to fund the Transaction, as well as the Transaction-related Divestitures described herein. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the Combined Group that would have resulted had the Transaction been completed at the dates indicated, or project the results of operations or financial position of the Combined Group for any future dates or periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Because the fiscal year ends differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 and financial information for SABMiller for the fiscal year ended 31 March 2016 and the six months ended 31 March 2016 has been used in preparation of the 2015 pro forma income statement and half year 2016 pro forma income statement, respectively. The financial information for SABMiller for the six months ended 31 March 2016 was calculated by taking the audited consolidated income statement of SABMiller for the fiscal year ended 31 March 2016, and subtracting the unaudited consolidated income statement for the six months ended 30 September 2015. Financial information for AB InBev as of 30 June 2016 and financial information of SABMiller as of 31 March 2016 has been used in preparation of the pro forma balance sheet.

The 2015 pro forma income statement and the half year 2016 pro forma income statement are based on the assumption that the Transaction was completed on 1 January 2015. The pro forma balance sheet as of 30 June 2016 is based on the assumption that the Transaction was completed on that day.

Pro forma adjustments reflected in the pro forma balance sheet are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures. Pro forma adjustments reflected in the pro forma income statements are based on items that are factually supportable and directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures, and which are expected to have a continuing impact on the Combined Group’s results of operations. Any nonrecurring items directly attributable to the Transaction, the Transaction-related financing and the Transaction-related Divestitures are included in the pro forma balance sheet, but not in the pro forma income statements. In contrast, any nonrecurring items that were already included in AB InBev’s or SABMiller’s historical consolidated financial statements that are not directly related to the Transaction, the Transaction-related financing and the Transaction-related Divestitures have not been eliminated. Such pro forma adjustments are described in further detail in Note 3 and Note 4. The unaudited pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be generated in future periods.

Certain pro forma adjustments have been made to align SABMiller’s financial statement presentation and accounting policies under IFRS to those of AB InBev, which are further described in Note 2.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the unaudited pro forma financial information are calculated using an assumed estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded, or, where applicable, an estimated effective tax rate. The blended statutory rate and the effective tax rate of the Combined Group could be significantly different depending on the post-Transaction activities, and geographical mix of profit before taxes.

Note 2. Pro forma adjustments to SABMiller’s financial statements

Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller’s financial statements to conform to AB InBev’s financial statement presentation and to reflect alignment of SABMiller’s accounting policies to those of AB InBev. These pro forma adjustments, set forth in the tables below, reflect AB InBev’s best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

	Historical SABMiller for the fiscal year ended 31 March 2016	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the fiscal year ended 31 March 2016
	US$m		US$m
Revenue	19,833	(4,938)	14,895
Cost of sales	-	(5,588)	(5,588)

Gross profit	19,833	(10,526)	9,307
Net operating expenses	(16,379)	16,379	-
Distribution expenses	-	(1,421)	(1,421)
Sales and marketing expenses	-	(2,211)	(2,211)
Administrative expenses	-	(1,798)	(1,798)
Other operating income/(expenses)	-	133	133

Restructuring	-	(17)	(17)
Acquisition costs business combinations	-	(160)	(160)
Other impairment losses	-	(379)	(379)

Profit from operations	3,454	-	3,454
Finance cost	(763)	-	(763)
Finance income	257	-	257

Net finance cost	(506)	-	(506)
Share of result of associates and joint ventures	1,126	-	1,126

Profit before tax	4,074	-	4,074
Taxation	(1,152)	-	(1,152)

Profit	2,922	-	2,922

Attributable to:
Equity holders of the parent	2,699		2,699
Non-controlling interest	223		223

	Historical SABMiller for the six months ended 31 March 2016	Pro forma reclassifications and accounting policy adjustments (a)	Adjusted SABMiller for the six months ended 31 March 2016
	US$m		US$m
Revenue	9,843	(2,433)	7,410
Cost of sales	-	(2,760)	(2,760)

Gross profit	9,843	(5,193)	4,650
Net operating expenses	(8,217)	8,217	-
Distribution expenses	-	(718)	(718)
Sales and marketing expenses	-	(1,013)	(1,013)
Administrative expenses	-	(830)	(830)
Other operating income/(expenses)	-	108	108

Restructuring (including impairment losses)	-	(32)	(32)
Acquisition costs business combinations	-	(160)	(160)
Other impairment losses	-	(379)	(379)

Profit from operations	1,626	-	1,626
Finance cost	(392)	-	(392)
Finance income	124	-	124

Net finance cost	(268)	-	(268)
Share of result of associates and joint ventures	389	-	389

Profit before tax	1,747	-	1,747
Taxation	(582)	-	(582)

Profit	1,165	-	1,165

Attributable to:
Equity holders of the parent	1,059		1,059
Non-controlling interest	106		106

	Historical SABMiller as of 31 March 2016	Pro forma reclassifications adjustments (b)	Adjusted SABMiller as of 31 March 2016
	US$m		US$m
Assets
Non-current assets
Property, plant and equipment	7,750	-	7,750
Goodwill	14,268	-	14,268
Intangible assets	6,526	-	6,526
Investments in associates	4,114	-	4,114
Investments in joint ventures	5,512	-	5,512
Available for sale investments	19	(19)	-
Investment securities	-	19	19
Derivative financial instruments	565	-	565
Deferred tax assets	209	-	209
Trade and other receivables	121		121

	39,084	-	39,084
Current assets
Inventories	993	-	993
Income tax receivable	59	-	59
Derivative financial instruments	281	-	281
Trade and other receivables	1,742	-	1,742
Cash and cash equivalents	1,430	-	1,430

	4,505	-	4,505

Total assets	43,589	-	43,589

Equity
Issued capital	168	-	168
Share premium	6,849	-	6,849
Merger relief reserve	3,628	(3,628)	-
Reserves	(6,758)	3,628	(3,130)
Retained earnings	19,005	-	19,005

Equity attributable to equity holders of the parent	22,892	-	22,892
Non-controlling interest	1,196	-	1,196

	24,088	-	24,088

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8,814	-	8,814
Employee benefits	-	179	179
Deferred tax liabilities	2,250	-	2,250
Derivative financial instruments	26	-	26
Trade and other payables	28	-	28
Provisions	274	(179)	95

	11,392	-	11,392
Current liabilities
Bank overdrafts	-	159	159
Interest-bearing loans and borrowings	2,926	(159)	2,767
Income tax payable	830	-	830
Derivative financial instruments	213	-	213
Trade and other payables	3,870	-	3,870
Provisions	270	-	270

	8,109	-	8,109

Total equity and liabilities	43,589	-	43,589

(a)	Pro forma income statement reclassifications and accounting policy adjustments

The following pro forma classification adjustments have been made to SABMiller’s income statements in order to present them on a basis consistent with AB InBev’s. These adjustments were based on limited information available related to the above mentioned periods, and could be subject to change once more detailed information is obtained:

•	Presentation of net operating costs based on function (cost of sales, distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses) rather than based on nature;

•	Reclassification of excise taxes on a gross basis out of net operating expenses to a net basis within revenue, resulting in an offsetting adjustment to revenue and net operating expenses of USD 4.9 billion and USD 2.4 billion for the 2015 pro forma income statement and half year 2016 pro forma income statement, respectively; and

•	Separate disclosure of exceptional items, including restructuring, business and asset disposals and other impairment losses line items in accordance with AB InBev’s disclosure policy.

(b)	Pro forma balance sheet reclassifications

The following pro forma classification adjustments have been made to SABMiller’s balance sheet in order to present them on a basis consistent with AB InBev’s. These adjustments were based on limited information available related to the above mentioned periods, and could be subject to change once more detailed information is obtained:

•	Available for sale investments are included as part of investment securities;

•	Merger relief reserve[1] is included as part of reserves.

•	Separate disclosure of employee benefits on the face of the balance sheet; and

•	Separate disclosure of bank overdrafts on the face of the balance sheet.

Note 3. Pro forma adjustments relating to financing

(a)	Sources of funding

On 28 October 2015, AB InBev entered into a senior facilities agreement, pursuant to which several lending institutions agreed, subject to limited conditions, to provide the financing necessary to pay the cash portion of the consideration payable to SABMiller’s shareholders upon completion of the Transaction (see Note 4(a)) and provide the financing for fees, costs and expenses in connection with the Transaction (the “2015 Senior Facilities Agreement”):

•	Disposals Bridge Facility: A USD 10.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility A: A USD 15.0 billion multicurrency one year term loan facility;

•	Cash/DCM Bridge Facility B: A USD 15.0 billion multicurrency two year term loan facility;

•	Term Facility A: A USD 25.0 billion multicurrency three year term loan facility; and

•	Term Facility B: A USD 10.0 billion multicurrency five year term loan facility.

[1]	The merger relief reserve of SABMiller represents the excess of value attributed to the shares SABMiller issued historically as consideration for certain mergers over the nominal value of those shares issued in line with UK Companies Act 2006 requirements.

Each facility bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan in euro) plus margins ranging from 0.85% to 1.45%. The applicable margin is based on AB InBev’s credit rating as assessed by S&P and Moody’s. As the applicable margin to be applied is determined on a facility by facility basis, there are differing interest rates applied to each facility.

For the purposes of the unaudited pro forma financial information, AB InBev considered proceeds of USD 18.0 billion from the Disposals Bridge Facility and from Term Facility B. USD 10.0 billion of the net proceeds from the Transaction-related Divestitures described herein are used to cancel the Disposals Bridge Facility in entirety, as further discussed in Note 6. Further details for the calculation of the cash purchase consideration are included in Note 4(a).

Subject to certain exceptions, AB InBev was required to apply the entirety of the proceeds from any asset disposal in excess of USD 1.0 billion to cancel or repay the commitments or outstanding loans under the three bridge facilities, and was required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions) to cancel or repay the commitments or outstanding loans under the two Cash/DCM bridge facilities.

On 25 January 2016, AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) issued USD 46.0 billion aggregate principal amount of bonds. The bonds comprise the following series (collectively, the “January 2016 U.S. Notes”):

•	USD 4.0 billion aggregate principal amount of fixed rate Notes due 1 February 2019 bearing interest at an annual rate of 1.900%;

•	USD 7.5 billion aggregate principal amount of fixed rate Notes due 1 February 2021 bearing interest at an annual rate of 2.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2023 bearing interest at an annual rate of 3.300%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2026 bearing interest at an annual rate of 3.650%;

•	USD 6.0 billion aggregate principal amount of fixed rate Notes due 1 February 2036 bearing interest at an annual rate of 4.700%;

•	USD 11.0 billion aggregate principal amount of fixed rate Notes due 1 February 2046 bearing interest at an annual rate of 4.900%; and

•	USD 500 million aggregate principal amount of floating rate Notes due 1 February 2021 bearing interest at an annual rate of 126 basis points above three-month LIBOR.

On 29 January 2016, ABIFI issued USD 1.47 billion aggregate principal amount of its notes due 2046 (together with the January 2016 U.S. Notes, the “January 2016 Notes”).

The above bond issuances result in aggregate net proceeds of approximately USD 47.0 billion. Substantially all of the net proceeds of the January 2016 Notes were used to fund a portion of the cash consideration to be used for the Transaction. USD 4.5 billion of the net proceeds was estimated to be used for general corporate purposes.

Following the receipt of the proceeds from the issuance of the January 2016 U.S. Notes, AB InBev was required to cancel the Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B for an aggregate principal amount of USD 30.0 billion in accordance with the mandatory prepayment provisions of the 2015 Senior Facilities Agreement. AB InBev also voluntarily cancelled USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement.

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes under its Euro Medium Term Note Programme. The notes comprise the following series (collectively, the “March 2016 Notes”):

•	EUR 1.3 billion aggregate principal amount of floating rate Notes due 17 March 2020;

•	EUR 1.8 billion aggregate principal amount of fixed rate Notes due 17 March 2020 bearing interest at an annual rate of 0.625%;

•	EUR 2.0 billion aggregate principal amount of fixed rate Notes due 17 March 2022 bearing interest at an annual rate of 0.875%;

•	EUR 2.5 billion aggregate principal amount of fixed rate Notes due 17 March 2025 bearing interest at an annual rate of 1.500%;

•	EUR 3.0 billion aggregate principal amount of fixed rate Notes due 17 March 2028 bearing interest at an annual rate of 2.000%; and

•	EUR 2.8 billion aggregate principal amount of fixed rate Notes due 17 March 2036 bearing interest at an annual rate of 2.750%.

The aggregate proceeds of the March 2016 issuance are approximately USD 14.8 billion, translated into US dollars for the purposes of this unaudited pro forma financial information at a rate of USD 1.1194 per euro.

Substantially all of the net proceeds of the March 2016 Notes were used to fund a portion of the cash consideration to be used for the Transaction. Following the receipt of these proceeds, AB InBev voluntarily cancelled the remaining USD 12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. USD 2.3 billion of the net proceeds was estimated to be used for general corporate purposes.

On 6 October 2016, the company drew down USD 8.0 billion under the Term Facility B and USD 10.0 billion under the Disposal Bridge Facility to finance the Transaction and announced that it had chosen to make an additional voluntary cancellation of USD 2.0 billion of the Term Facility B. On 20 October 2016, AB InBev fully repaid and cancelled the Disposal Bridge Facility using proceeds from the Transaction-related Divestitures.

For the purposes of the pro forma debt adjustment, it is assumed that the facilities under the 2015 Senior Facilities Agreement were fully paid down as of 30 June 2016. The financing adjustment to cash reflected in the pro forma balance sheet is as follows:

Note 3(a)

(US$m)
Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	8,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Gross sources of funding	73,000
Less: Non-qualifying portion of economic hedge	(4,456)	(i)
Less: Debt issuance costs	(629)	(ii)

Net sources of funding	67,915

Investment securities historically recorded in AB InBev balance sheet	54,506
Total cash financing adjustment	13,409

Net sources of funding	67,915

The following represents the reconciliation from the sources of funding detailed above to the debt adjustment in the pro forma balance sheet as of 30 June 2016:

(US$m)

Gross proceeds from Disposals Bridge Facility	10,000
Gross proceeds from Term Facility B	8,000
Gross proceeds from January 2016 Notes	42,500
Gross proceeds from March 2016 Notes	12,500

Total gross proceeds	73,000
Less: Debt issuance costs	(629)	(ii)

Total net proceeds	72,371
Investment securities historically recorded in AB InBev balance sheet	54,506
Current portion of interest-bearing loans and borrowings adjustment	10,000
Non-current portion of interest-bearing loans and borrowings adjustment	7,865

Total net proceeds	72,371

(i)	During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives are considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception and upon the completion of the Transaction, mark-to-market losses of approximately USD 4.5 billion were incurred in relation to the non-qualifying portion of these hedges. For the purposes of the pro forma balance sheet, it has been assumed that this USD 4.5 billion derivative liability has been settled in connection with the purchase consideration. Please refer to Note 4(a)(i) for further discussion of this derivative contract.

(ii)	In relation to the 2015 Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, debt issuance costs were assumed to be USD 135 million, USD 376 million and USD 118 million of debt issuance costs, respectively, representing a total of USD 629 million.

The excess net liquidity resulting from the issuance of the January 2016 Notes and the March 2016 Notes of USD 54.5 billion was invested in U.S. Treasury Bills. As a result, USD 54.5 billion of “Investment securities” has been reclassified to “Cash and cash equivalents” to reflect the use of this cash to fund the Transaction for the purposes of the pro forma balance sheet.

(b)	Interest expense

Interest expense in the 2015 pro forma income statement and half year 2016 pro forma income statement has been adjusted as follows based on the expected sources of funding described above:

			Interest expense	Interest expense
(US$m)			for the 2015	for the half year
			pro forma income	2016 pro forma
	Average principal	Interest rate	statement	income statement

Term Facility B	8,000	2.12%	170	85
January 2016 Notes	42,500	3.74%	1,590	795
March 2016 Notes	12,500	1.57%	196	98

Total average principal	63,000		1,956	978
Debt issuance costs amortization - Senior Facilities Agreement	N/A	N/A	59	30
Debt issuance costs amortization - January 2016 Notes	N/A	N/A	26	13
Debt issuance costs amortization - March 2016 Notes	N/A	N/A	11	6

Total interest expense			2,052	1,027

Adjustment to interest expense			2,052	184
AB InBev historical interest expense 2016 Notes			-	843

Total interest expense			2,052	1,027

Pro forma adjustments to finance cost in the pro forma income statements include an adjustment to reflect the additional interest charges under Term Facility B, the January 2016 Notes and the March 2016 Notes. Term Facility B bears variable rate interest equal to LIBOR (or EURIBOR in relation to any loan denominated in euro) plus an applicable margin of 1.25%, as if the borrowing of USD 8.0 billion had occurred on 1 January 2015 for the pro forma income statements. For the purposes of the pro forma interest expense, it is assumed that the other senior facilities were fully paid down as of 1 January 2015, including the Disposals Bridge Facility, which is assumed to be paid down using USD 10.0 billion of the proceeds from divestitures, as described in Note 6.

As of the completion of the Transaction, AB InBev’s credit rating is A- and A3 with S&P and Moody’s, respectively. For purposes of the interest expense calculation relating to the 2015 Senior Facilities Agreement, AB InBev has assumed an interest rate based on the applicable margin matrix within the 2015 Senior Facilities Agreement for a credit rating of A-/A3. AB InBev has also considered the variability of the applicable margin based on AB InBev’s credit rating in accordance with the applicable margin matrix, which includes a maximum rating of “A+/A1” to a minimum rating of “BBB-/Baa3 or lower (or no rating)”. A change in the credit rating of AB InBev from A-/A3 to BBB-/Baa3 or lower (or no rating) would increase the interest expense for the pro forma income statements by approximately USD 16 million and USD 8 million for 2015 and half year 2016, respectively. A change in the credit rating of AB InBev from A-/A3 to A+/A1 would decrease the interest expense for the pro forma income statements by approximately USD 20 million and USD 10 million for 2015 and half year 2016, respectively.

For the purposes of the interest expense calculation relating to the January 2016 Notes, a weighted average interest rate of 3.74% has been applied to the USD 42.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of the interest expense calculation relating to the March 2016 Notes, a weighted average interest rate of 1.57% has been applied to the USD 12.5 billion of notes reflected in the pro forma, based on the applicable interest rates of each tranche of the notes, since specific tranches were not identified to fund either the acquisition or for general corporate purposes.

For the purposes of calculating the above interest expense, a three month US dollar LIBOR rate of 0.87389% (plus applicable margin) as of the completion of the Transaction has been assumed. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the pro forma income statements by approximately USD 12 million and USD 6 million for 2015 and half year 2016, respectively.

In addition to incremental interest charges, AB InBev has also recorded a pro forma adjustment for debt issuance costs amortization relating to the 2015 Senior Facilities Agreement, the January 2016 Notes and the March 2016 Notes, which will be deferred and amortized over the duration of the borrowing in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”.

For the purposes of this unaudited pro forma financial information, it has been assumed that the interest expense on the debt financing incurred to fund the Transaction will not be deductible for tax purposes. This assumption may be subject to change and may not be reflective of the deductions that will be available in future periods after completion of the Transaction.

For the purposes of the unaudited pro forma financial information, AB InBev has assumed that the new borrowings under Term Facility B, the January 2016 Notes and the March 2016 Notes will remain unchanged during the fiscal year ended 31 December 2015 and the six-month period ended 30 June 2016.

AB InBev may continue to seek alternatives to refinance a portion of the 2015 Senior Facilities Agreement in order to achieve its long term capital structure target. Except as noted for the Disposals Bridge Facility, the January 2016 Notes and the March 2016 Notes, for the purposes of this unaudited pro forma financial information, AB InBev has assumed that no such financings, refinancings or repayments have occurred.

Note 4. Pro forma adjustments related to the Transaction

(a)	Preliminary purchase consideration and allocation

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3 “Business combinations”. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The completion of the purchase price allocation may result in further adjustments and accordingly actual fair values may vary from these preliminary estimates.

On 6 October 2016, Newbelco issued 163,276,737,100 ordinary shares (“Initial Newbelco Shares”) to SABMiller shareholders through a capital increase of EUR 85,531 million as consideration for 1,632,767,371 ordinary shares of SABMiller pursuant to a UK law court-sanctioned scheme of arrangement (the “UK Scheme”). Following completion of the tender offer, AB InBev acquired 102,890,758,014 Initial Newbelco Shares tendered into the Belgian Offer.

Based on the terms of the UK Scheme, all Initial Newbelco Shares not tendered to AB InBev in the context of the Belgian Offer (i.e. 60,385,979,086 Initial Newbelco Shares) were reclassified into 325,999,817 Restricted Shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian Offer were automatically reclassified and consolidated.

Following completion of the combination, AB InBev acquired the equivalent of 105,246 SABMiller shares from option holders that had not exercised their option rights prior to the completion of the combination for a total consideration of EUR 5 million.

The estimated purchase consideration is calculated as follows:

	Newbelco	Newbelco valuation
	number of shares	(€m)
Tender offer (consideration in cash)	102,890,758,014	52,522
Converted to restricted shares (consideration in equity)	60,385,979,086	33,009	(i)

	163,276,737,100	85,531

Total equity value at offer (€m)		85,531
Purchase from option holders		5

Total equity value (€m)		85,536

Total equity value ($m)		95,288
Foreign exchange hedge (recycled from equity) and other cost		7,841	(ii)

Purchase consideration		103,129
Add: Fair market value of total debt assumed		12,052
Less: Total cash acquired		(1,430)

Purchase consideration, including debt assumed and net of cash acquired ($m)		113,751

(i)	The Restricted Share valuation is based on the valuation of the Newbelco shares that were not tendered into the Belgian offer and has regard to the AB InBev share price of the day of the closing of the Transaction, adjusted for the specificities of the Restricted Shares in line with fair value measurement rules under IFRS.

(ii)	During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives are considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the Transaction, 12.3 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 7.8 billion US dollar qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid.

The preliminary allocation of purchase consideration to fair value of acquired assets and liabilities is as follows:

(US$m)

Net book value of the acquired assets and liabilities, excluding debt assumed and cash acquired	18,934	(iii)
Less: Total debt assumed, including overdrafts	(11,740)	(iii)
Add: Total Cash acquired	1,430	(iii)

Net book value of the acquired assets and liabilities	8,624

Fair value adjustments:
Property, plant and equipment	907	(iii)
Intangible assets	11,424	(iii)
Investments in associates	2,251	(iii)
Interest-bearing loans and borrowings	(312)	(iii)
Deferred taxes, net	(7,826)	(iv)
Assets held for sale, before tax	8,830	(iii)
Noncontrolling interests	(3,820)	(v)
Goodwill	83,051	(vi)

Total allocation	103,129

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

(iii)	Except as discussed below, the carrying value of SABMiller’s assets and liabilities are considered to approximate their fair values.

The net book value of acquired assets and liabilities of USD 8.6 billion was derived from the SABMiller balance sheet as of 31 March 2016 and represents net assets (excluding historical goodwill) reduced by non-controlling interests.

The fair value of SABMiller’s debt, including overdrafts, is estimated to be USD 12.0 billion compared to a carrying value of USD 11.7 billion, resulting in an adjustment of USD 0.3 billion. The book value of debt has been adjusted to reflect the premium at which SABMiller’s debt trades in public markets.

The fair value of SABMiller’s property, plant and equipment is estimated to be USD 6.9 billion or a net decrease of USD 870 million compared to a carrying value of USD 7.8 billion. The net decrease results from a positive fair value adjustment of USD 907 million and a reclassification of USD 1.8 billion of property, plant and equipment relating to the Transaction-related Divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 29.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining property, plant and equipment is estimated to be USD 268 million. The preliminary fair value estimates of property, plant and equipment have been determined by using a version of the indirect method of the cost approach. A secondary method of review was undertaken that consists of a benchmarking analysis, which compares the calculated value to net book value by asset category. However, a detailed analysis has not been completed and actual results may differ from these estimates.

The fair value of SABMiller’s intangible assets is estimated to be USD 17.3 billion or a net increase of USD 10.8 billion compared to a carrying value of USD 6.5 billion. The net increase results from a fair value adjustment of USD 11.4 billion and a reclassification of USD 634 million of intangible assets relating to the Transaction-related Divestitures to the assets held for sale category. Assuming an estimated effective tax rate of 29.6%, the increase in the deferred tax liability for the fair value adjustment to the remaining intangible assets is estimated to be USD 3.4 billion. The primary intangible assets include brands and contracts, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data, as well as the income approach. The assumptions used by AB InBev to arrive at the estimated fair value of the identifiable intangible assets are derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates. AB InBev considers brands as intangibles with indefinite life.

Depreciation and amortization expense has been adjusted in the 2015 pro forma income statement to reflect a net decrease of USD 145 million (half year 2016: USD 57 million). The adjustment to depreciation and amortization expense reflects an increase in expense in the 2015 pro forma income statement of USD 134 million (half year 2016: USD 78 million) based on the estimated weighted average useful lives and the estimated fair value for identified amortizable intangible assets (excluding brands and certain distribution rights) and property, plant and equipment. This increase is offset by a decrease in expense of USD 279 million in the 2015 pro forma income statement (half year 2016: USD 135 million) resulting from the reversal of amortization of brands and certain distribution rights reported in the SABMiller income statement for the twelve months ended 31 March 2016 (and six months ended 31 March 2016), as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives, per AB InBev’s accounting policy. The related estimated net increase to income tax expense for the 2015 pro forma income statement is USD 51 million (half year 2016: USD 20 million). Share of result of associates and joint ventures has been adjusted in the 2015 pro forma income statement to reflect a decrease of USD 66 million (half year 2016: USD 34 million). This adjustment results from the reversal of amortization of brands and certain distribution rights held by SABMiller associates for the twelve months ended 31 March 2016 (and six months ended 31 March 2016), as AB InBev considers brands and certain distribution rights as intangible assets with indefinite useful lives.

The fair value of investments in associates is estimated to be USD 4.7 billion, a net increase of USD 586 million compared to a carrying value of USD 4.1 billion. The net increase results from a fair value adjustment of USD 2.3 billion and a reclassification of USD 1.7 billion of investments in associates relating to the Transaction-related Divestitures to the assets held for sale category. For non-public entities, the preliminary fair value estimates are based on the market approach or cost approach, as appropriate.

The fair value of assets held for sale (the Transaction-related Divestitures) is estimated to be USD 18.3 billion compared to a carrying value of USD 9.5 billion, resulting in an adjustment of USD 8.8 billion. The preliminary fair value estimate has been determined with reference to the USD 12.0 billion proceeds from the MillerCoors Divestiture, the USD 1.6 billion proceeds from the divestiture of CR Snow, the EUR 2.6 billion (USD 2.8 billion) proceeds from the divestiture of SABMiller’s premium European brands, the USD 1.3 billion of SABMiller’s assets in Central and Eastern Europe and the USD 0.6 billion of SABMiller’s share of Distell Group Limited. The net deferred tax liability was increased by USD 4.1 billion relating to the assets held for sale. The total deferred tax liability of the Transaction-related Divestitures has been subsequently reclassified to current income tax payable.

(iv)	The total net deferred tax liability is estimated to be USD 9.8 billion or a net increase of USD 7.8 billion compared to a carrying value of USD 2.0 billion. The net increase results from a fair value adjustment relating to property, plant and equipment, intangible assets and assets held for sale as discussed above.

(v)	The adjustment to non-controlling interest reflects management’s preliminary estimate of the fair value of the non-controlling interest of SABMiller that is anticipated to remain outstanding subsequent to the proposed Transaction. The fair value of non-controlling interest was derived primarily from a market-based multiple valuation approach using publicly available information.

(vi)	The goodwill balance arising from the Transaction is estimated to be USD 83.1 billion, which results in a net adjustment to goodwill of USD 68.8 billion. The goodwill arising from the Transaction of USD 83.1 billion has been calculated as the excess of the purchase consideration (net of share option proceeds) of USD 103.1 billion over the fair value of the net assets acquired of USD 20.0 billion.

(b)	Transaction costs

(i)	2015 pro forma income statement

AB InBev incurred USD 53 million in costs related to the Transaction during the fiscal year ended 31 December 2015, of which USD 34 million related to advisory, legal, audit, valuation and other fees and costs recorded on the income statement within “Acquisition costs business combinations” and USD 19 million related to commitment fees for the 2015 Senior Facilities Agreement recorded on the income statement within “Finance cost”. SABMiller incurred USD 160 million in costs related to the Transaction during the fiscal year ended 31 March 2016, recorded on the income statement within “Acquisition costs business combinations”.

AB InBev also incurred nonrecurring finance charges totaling USD 706 million during the fiscal year ended 31 December 2015. This includes USD 688 million related to derivative foreign exchange forward contracts entered into with respect to the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling and USD 18 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction.

For the purposes of the unaudited pro forma financial information, an adjustment has been made to remove those costs from the 2015 pro forma income statement as they are nonrecurring charges directly relating to the Transaction. This results in a total adjustment to “Acquisition costs business combinations” and “Finance cost” of USD 194 million and USD 725 million, respectively.

(ii)	Half year 2016 pro forma income statement

AB InBev incurred USD 321 million in costs related to the Transaction during the six months ended 30 June 2016, of which USD 79 million related to advisory, legal, audit, valuation and other fees and costs recorded on the income statement within “Acquisition costs business combinations” and USD 242 million related to accelerated accretion expenses associated with the 2015 Senior Facilities Agreement following the cancellation of USD 42.5 billion and USD 12.5 billion in January and April 2016, respectively, as well as commitment fees for the 2015 Senior Facilities Agreement recorded on the income statement within “Finance cost”. SABMiller incurred USD 160 million in costs related to the Transaction during the six months ended 31 March 2016, recorded on the income statement within “Acquisition costs business combinations”.

AB InBev also incurred net nonrecurring finance charges totaling USD 2.1 billion during the six months ended 30 June 2016. This includes a charge of USD 2.4 billion related to derivative foreign exchange forward contracts entered into with respect to the purchase price to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling, income of USD 127 million related to mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the Transaction and income of USD 141 million that represents the portion of the mark-to-market adjustments on derivatives entered into to pre-hedge the March 2016 Notes issuance, which directly relates to the funding of the cash consideration to be used for the Transaction.

For the purposes of the unaudited pro forma financial information, an adjustment has been made to remove those costs from the half year 2016 pro forma income statement as they are nonrecurring charges directly relating to the Transaction. This results in a total adjustment to “Acquisition costs business combinations”, “Finance cost” and “Finance income” of USD 239 million, USD 2.6 billion and USD 268 million, respectively.

(c)	Impact on shareholders’ equity

The estimated impact on total shareholders’ equity as of 30 June 2016 is summarized as follows:

Note 4(c)
	Acquisition					Financing

			Issuance of			Foreign exchange
		Eliminate	restricted shares		Total acquisition	contracts recognized	Total
	Transaction	SABMiller’s	for SABMiller	Transfer to	adjustments to	in equity in relation	adjustments to
(US$m)	costs	equity	ordinary shares	reserves (1)	equity	to the Transaction (2)	equity
Issued capital	-	(168)	9,296	(9,296)	(168)	-	(168)
Share premium	-	(6,849)	27,476	(27,476)	(6,849)	-	(6,849)
Reserves	-	3,130	-	36,772	39,902	5,924	45,826
Retained earnings	(800)	(19,005)	-	-	(19,805)	(1,403)	(21,208)

Total shareholders’ equity	(800)	(22,892)	36,772	-	13,080	4,521	17,601

(1)	To reflect the fact that Newbelco’s share capital and issue premium account were reduced to create reserves through certain steps decided on by the a general meeting of Newbelco in the notarial deed approving the merger of former AB InBev into Newbelco and in accordance with the Belgian Companies Code, each such step became effective simultaneously with the merger of former AB InBev into Newbelco upon completion of the Transaction.

(2) To reflect the settlement of derivative foreign exchange forward contracts recognized in equity reserves as of 30 June 2016 that qualified for hedge accounting (USD 5.9 billion), as well as to reflect USD 1.4 billion mark-to-market losses related to the non-qualifying portion the derivatives incurred from 30 June 2016 to the closing of the Transaction.

AB InBev expects to incur approximately USD 0.7 billion in transaction costs related to entering into the financing arrangements and approximately USD 1.0 billion in advisory, legal, audit, valuation and other fees. USD 0.8 billion is presented as an acquisition adjustment in the pro forma balance sheet that reduces cash with a corresponding reduction in retained earnings, representing the portion of the transaction costs not incurred by AB InBev as of 30 June 2016.

Note 5. Pro forma earnings per share

Pro forma earnings per share for the pro forma income statements have been recalculated to show the impacts of the Transaction and the Transaction-related Divestitures, on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the Transaction were outstanding at the beginning of the period presented. The pro forma adjustments for the Transaction and Transaction-related Divestitures include the removal of any nonrecurring items directly attributable to the Transaction, which have been historically recorded in the income statements of the companies. The following table presents pro forma earnings per share for the 2015 pro forma income statement and half year 2016 income statement:

	2015 income statement		Half year 2016 income statement
		Pro forma combined		Pro forma combined
US$m	Historical AB InBev	group	Historical AB InBev	group

Profit attributable to equity holders of AB InBev	8,273	8,680	285	3,328
Weighted average number of ordinary shares	1,638	1,964	1,641	1,967

Basic EPS	5.05	4.42	0.17	1.69

Profit attributable to equity holders of AB InBev	8,273	8,680	285	3,328
Weighted average number of ordinary shares (diluted)	1,668	1,994	1,673	1,999

Diluted EPS	4.96	4.35	0.17	1.66

The share capital of AB InBev now amounts 2,019,241,973 shares without nominal value, of which 85,540,392 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325,999,817 Restricted Shares.

Note 6. Divestitures

The following Transaction-related Divestitures have been reflected in the pro forma income statements and the pro forma balance sheet.

MillerCoors and the Miller Brand Portfolio Outside of the U.S.

On 10 October 2016, AB InBev completed the sale of SABMiller’s 50% voting interest and 58% economic interest in MillerCoors, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller, to Molson Coors. Additionally, Molson Coors acquired full ownership of the Miller brand portfolio outside of the U.S. and retained the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, as well as related trademarks and other intellectual property rights.

Proceeds from the divestiture of the MillerCoors joint venture and the Miller brand portfolio outside of the U.S. were USD 12.0 billion before taxes and USD 7.5 billion after taxes, assuming an estimated statutory tax rate of 37.5%.

European Premium Brands

On 10 October 2016, AB InBev completed the sale of SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, UK and internationally (excluding certain rights in the U.S.) to Asahi.

Proceeds from the divestiture of the Peroni, Grolsch and Meantime brand families and related businesses were EUR 2.6 billion (USD 2.8 billion) before and after taxes.

CR Snow

On 10 October 2016, AB InBev completed the sale of SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd. As a result, CR Snow became a direct wholly-owned subsidiary of China Resources Beer (Holdings) Co. Ltd.

Proceeds from the divestiture of CR Snow were USD 1.6 billion before taxes and USD 1.4 billion after taxes, assuming an estimated statutory tax rate of 10%.

Central and Eastern European Brands

AB InBev has announced its offer to divest the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) as part of an updated package of commitments submitted to the European Commission in connection with its review of the Transaction. As a result, the Central and Eastern European assets are presented as assets held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in the pro forma balance sheet with an adjustment to remove the corresponding income and expenses from the pro forma income statements.

Ownership in Distell Group Limited

AB InBev has agreed to divest SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is to be concluded after the closing of the Transaction in accordance with the approval (with conditions) given by the South Africa Competition Tribunal. As a result, the 26.5% share of Distell Group assets is presented as an asset held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” in the pro forma balance sheet with an adjustment to remove the corresponding income and expenses from the pro forma income statements.

Use of proceeds from Transaction-related Divestitures

Under the terms of the 2015 Senior Facilities Agreement, the net proceeds from the Transaction-related Divestitures described herein were required to be used to pay down and cancel the Disposals Bridge Facility. Further details of the impact on the financing pro forma adjustment are included within Note 3(a). As a result, the proceeds from the Disposals Bridge Facility are presented net of USD 10.0 billion of the USD 11.7 billion in net proceeds received from the Transaction-related Divestitures within the unaudited pro forma financial information. The remaining USD 1.7 billion in net proceeds are presented as excess cash proceeds from the Transaction-related Divestitures since additional proceeds were not required to be used to pay down any other facilities under the 2015 Senior Facilities Agreement.

The unaudited pro forma financial information reflects the preliminary allocations of the assets, liabilities, revenues and expenses directly attributable to the Transaction-related Divestitures. The allocation methodologies developed for the purposes of these pro forma amounts are considered reasonable by AB InBev’s management to present the unaudited pro forma financial information. The results of the Transaction-related Divestitures include certain allocated costs but the financial information does not necessarily reflect the financial position or results of operations as if these brands and assets were stand-alone entities for the periods presented.

Regulatory approval for the Transaction remains outstanding in certain jurisdictions. AB InBev may consider other potential asset or business divestitures in connection with the Transaction which may be material to the Combined Group. Any other potential divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the Transaction-related Divestitures described herein) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals AB InBev may be required to implement remedies or make changes to the business of the company that may have an adverse effect on the company’s results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.